

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Mark Lashier
Chief Executive Officer
Phillips 66 Company
Phillips 66
2331 CityWest Blvd.
Houston, TX 77042

> **Re: Phillips 66 Company**
> **Phillips 66**
> **Registration Statement on Form S-4**
> **Filed February 22, 2023**
> **File No. 333-269921**

Dear Mark Lashier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Anderson, Esq.